BELLATORA, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

December 22, 2022

Mr. Benjamin Holt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Bellatora, Inc. Registration Statement on Form 10-12G Filed September 19, 2022 File No. 000-56478

Dear Mr. Holt:

Set forth below are the responses of Bellatora, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2022, with respect to the Company’s Registration Statement on Form 10 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text. Simultaneously, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which is referenced extensively in the comment responses.

Amendment No. 1 to Registration Statement on Form 10-12G filed December 1, 2022

Item 1A. Risk Factors

Risks Related to Our Securities, page 12

1.

We note your response to comment 1. Please further revise the page 14 risk factor on Rule 144 sales in the future to clearly reflect that you are a shell company and thus Rule 144 is not currently available for resales.

RESPONSE: The Company has added a new risk factor, right before the risk factor cited in the comment, which indicates that Rule 144 is currently unavailable for sales of restricted securities.

Item 2. Financial Information

Results of Operations for the Period Ended December 31, 2021 Compared to the Year Ended

December 31, 2020, page 17

2.

We note your response to comment 3. We reissue the comment in part, please revise to address the material terms of the extinguished debt and quantify the principal and interest outstanding at the time the debt was extinguished.

RESPONSE: This section has been revised to include the material terms of the extinguished debt, including the principal and interest extinguished.

Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021, page F-10

3.	Please revise to include updated unaudited interim financial statements as of and for the three and nine months ended September 30, 2022 and 2021, as required by Rule 8-08 of Regulation S-X.

RESPONSE: Amendment No. 2 includes the requested financial statements.

Sincerely,

/s/ Erik S. Nelson
Erik S. Nelson

cc:	Robert J. Mottern, Esq.